+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940



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1.  Name and Address of Reporting Person*

     Craib                         Calvin                          G.
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        (Last)                      (First)                        (Middle)

     18 Kate Ct.
    ----------------------------------------------------------------------------
                                   (Street)

     Ramsey                           NJ                             07446
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)            July 30, 2001
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol Mediacom Communications Corporation
                                             -----------------------------------
                                             (MCCC)
                                             ------
5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    _X_ Officer             ___ 10% Owner    ___ Other
                        (give title)                             (specify below)

                 Senior Vice President -- Business Development
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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)

    _X__ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

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             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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
   Class A common
   stock               3,060                    D
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
*If the form is filed by more than one reporting person, see instruction
 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(Print or Type Responses)

FORM 3 (continued) Table II -- Derivative Securities Benefically Owned (e.g., puts, calls, warrants, options, convertible securities)


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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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
Class B common stock           Immed.    None   Class A common stock    9,293 (1)       (2)             D
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Stock Options (Right to Buy)   8/10/00  2/10/05 Class B common stock    2,280 (l)   $19.00              D
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Employee Stock Option           (3)     2/02/10 Class A common stock   37,720       $19.00              D
(Right to Buy)
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Employee Stock Option           (4)     2/25/11 Class A common stock    8,000       $17.75              D
(Right to Buy)
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
Explanation of Responses:
(1) The securities are subject to vesting in five equal annual installments, which vesting period is deemed to have commenced on June 1, 2000.
(2) Each share of Class B Common Stock is convertible into one share of Class A Common Stock in accordance with the terms of the Issuer's Restated Certificate of Incorporation without payment of any conversion price.
(3) The option is subject to vesting in five equal annual installments beginning on February 3, 2001.
(4) The option is subject to vesting in five equal annual installments beginning on February 26, 2002.

    /s/ Calvin G. Craib
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**Signature of Reporting Person       Calvin G. Craib      Date:  August 9, 2001

    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.